UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2024

Stronghold Digital Mining, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40931	86-2759890
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

595 Madison Avenue, 28th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (845) 579-5992

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SDIG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Hosting Agreement

On September 12, 2024, Stronghold Digital Mining Hosting, LLC (“Stronghold Hosting”), a Delaware limited liability company and indirect subsidiary of Stronghold Digital Mining, Inc., a Delaware corporation (the “Company”) entered into a Hosting Agreement (the “Hosting Agreement”) with Bitfarms Ltd., a corporation organized under the Business Corporations Act (Ontario) (“Bitfarms”), pursuant to which Bitfarms will deliver approximately 10,000 Bitmain T21 miners owned by Bitfarms (the “Bitfarms Miners”) to the Company’s Panther Creek mining facility, and the Company will provide power to, maintain, host and operate the Bitfarms Miners.

The initial term of the Hosting Agreement will commence on October 1, 2024 and remain effective until December 31, 2025, after which it will automatically renew for additional one year periods unless either party provides written notice of non-renewal to the other party at least sixty days prior to the expiration of the then-current initial term or renewal term, as applicable.  Upon the occurrence of an event of default that is not cured within fifteen days, the non-breaching party may terminate the Hosting Agreement.

Pursuant to the Hosting Agreement, Bitfarms will pay Stronghold Hosting a monthly fee equal to fifty percent of the profit generated by the Bitfarms Miners, subject to certain monthly adjustments between the parties to account for the upfront monthly payment due from Bitfarms to Stronghold Hosting in an amount of $210,000 and for taxes and the net cost of power associated with the operation of the Bitfarms Miners.

In connection with the execution of the Hosting Agreement, Bitfarms deposited with Stronghold Hosting $7.8 million (the “Deposit”), equal to the estimated cost of power for three months of operations of the Bitfarms Miners, which will be refundable in full to Bitfarms within one business day of the end of the initial term expiring on December 31, 2025. In addition, if the Merger Agreement (as defined below) is terminated and the Parent Termination Fee (as defined in the Merger Agreement) is payable by Bitfarms in connection with such termination, up to $5.0 million of the Deposit shall be refunded by way of a corresponding $5.0 million reduction in the amount of the Parent Termination Fee, payable in accordance with the Merger Agreement Amendment as described below (the “Parent Termination Fee Offset”). The Deposit will bear interest at a floating rate equal to the forward-looking term secured overnight financing rate as administered by CME Group Benchmark Administration Limited for the applicable interest period plus 1.0%, payable in kind on the last day of each calendar quarter by capitalizing and adding such interest to the then-outstanding amount of the Deposit. Upon the occurrence and during the continuance of an event of default under the Hosting Agreement, the principal of, and all accrued and unpaid interest on, the Deposit shall bear interest from the date of such event of default, until cured or waived, at a rate equal to 24.0%.

The foregoing description of the Hosting Agreement is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Hosting Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Amendment No. 1 to Merger Agreement

On September 12, 2024, the Company, Bitfarms, Backbone Mining Solutions LLC, a Delaware limited liability company and a wholly-owned, indirect subsidiary of Bitfarms (“BMS”), and HPC & AI Megacorp, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of BMS (“Merger Sub”) entered into Amendment No. 1 (the “Merger Agreement Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”), dated August 21, 2024, by and among the Company, Bitfarms, BMS and Merger Sub.  The Merger Agreement Amendment revised the Merger Agreement to provide for the Parent Termination Fee Offset, require the consent of Bitfarms for any issuances of equity interests of the Company pursuant its at-the-market offering program, and amend certain representations and warranties of the Company.

The foregoing description of the Merger Agreement Amendment is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, a copy of which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Description

10.1	Hosting Agreement, dated as of September 12, 2024, by and between Stronghold Digital Mining Hosting, LLC and Bitfarms Ltd.

10.2	Amendment No. 1 to Merger Agreement, dated as of September 12, 2024, by and among Stronghold Digital Mining, Inc., Bitfarms Ltd., Backbone Mining Solutions LLC and HPC & AI Megacorp, Inc.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Bitfarms and Stronghold, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the risk that the Merger may not be completed on the anticipated terms in a timely manner or at all, which may adversely affect Stronghold’s business and the price of Class A Common Stock; the failure to satisfy any of the conditions to the consummation of the Merger, including obtaining required stockholder and regulatory approvals; potential litigation relating to the Merger that could be instituted against Stronghold, Bitfarms or their respective directors or officers, including the effects of any outcomes related thereto; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances requiring Stronghold to pay a termination fee; the effect of the announcement or pendency of the Merger on Stronghold’s business relationships, operating results and business generally; the risk that the Merger disrupts Stronghold’s current plans and operations; Stronghold’s ability to retain and hire key personnel and maintain relationships with key business partners and customers, and others with whom it does business, in light of the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; risks related to diverting management’s attention from Stronghold’s ongoing business operations; certain restrictions during the pendency of the Merger that may impact Stronghold’s ability to pursue certain business opportunities or strategic transactions; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; those risks described in Section 4.19 of Bitfarms’ Annual Information Form for the year ended December 31, 2023, filed with the SEC on March 7, 2024 as Exhibit 99.1 to Bitfarms’ Annual Report on Form 40-F, Section 19 of Bitfarms’ Management’s Discussion and Analysis for the year ended December 31, 2023, filed with the SEC on March 7, 2024 as Exhibit 99.3 to Bitfarms’ Annual Report on Form 40-F, Section 19 of Bitfarms’ Management’s Discussion and Analysis for the three and six months ended June 30, 2024, filed with the SEC on August 8, 2024 as Exhibit 99.2 to Bitfarms’ Current Report on Form 6-K, and subsequent reports on Form 6-K; those risks described in Item 1A of Stronghold’s Annual Report on Form 10-K, filed with the SEC on March 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form F-4 and accompanying prospectus available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Bitfarms nor Stronghold assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Bitfarms’ or Stronghold’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms intends to file with the U.S. Securities and Exchange Commission a registration statement on Form F-4, which will include a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders.  This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC.  Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov.  Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

Participants in Solicitation Relating to the Merger

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold’s shareholders in respect of the proposed merger.  Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31, 2023, filed on March 7, 2024, as well as its other filings with the SEC.  Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29, 2024, and supplemented on June 7, 2024, and in its Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024.  This communication may be deemed to be solicitation material in respect of the proposed merger.  Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available.  These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRONGHOLD DIGITAL MINING, INC.

	By:	/s/ Gregory A. Beard
		Name:	Gregory A. Beard
		Title:	Chief Executive Officer and Chairman
Date: September 13, 2024